UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4 /X/ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)	OMB APPROVAL OMB NUMBER: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response.........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person* Schnelling Anthony H.N. (Last) (First) (Middle)	2. Issuer Name and Ticker or Trading Symbol Sentry Technology Corporation (SKVY)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ____Director ____10% Owner ____Officer(give _X_Other (specify title below) below) Former Director

c/o Stroock & Stroock & Lavan LLP, 180 Maiden Lane (Street) New York New York 10038 (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year March 2001 5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group (Check Applicable Line _X_Form filed by One Reporting Person ___Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3.Trans- action Code (Instr. 8) Code V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount (A)or (D) Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code Instr. (8) Code V	5. Number of Deriv- ative Securities Acquired (A) or Dis- posed of (D) (Instr. 3, 4, and 5) (A) (D)	6. Date Exer- cisable and Expiration Date (Month/Day/ Year) Date Expira- Exer- tion cisable Date	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title Amount or Number of Shares	8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner ship (Instr. 4)

Option (Right to Buy)	$0.18	10/15/99	A V	Immed. N/A	Common Stock 200,000	200,000	D

Explanation of Responses:

/s/ Anthony H.N. Schnelling 03/09/01 **Signature of Reporting Person Date Anthony H.N. Schnelling

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

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